AUTOCALLABLE MARKET-LINKED STEP UP NOTES

Autocallable Market-Linked Step Up Notes Linked to the Russell 2000® Index

This graph assumes that the notes are not called on any Observation Date and reflects the hypothetical return on the notes at maturity, based on the mid-point of the range(s) set forth in the table to the left. This graph has been prepared for purposes of illustration only.

You should read the relevant Preliminary Offering Documents before you invest.
Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Issuer	Deutsche Bank AG (“Deutsche Bank”), London Branch
Principal Amount	$10.00 per unit
Term	Approximately five years, if not called
Market Measure	Russell 2000® Index (Bloomberg symbol: “RTY”)
Automatic Call	The notes will be called automatically on any Observation Date if the closing level of the Market Measure is equal to or greater than the Call Level
Call Level	100% of the starting value
Observation Dates	Approximately one year, two years, three years and four years from the pricing date
Call Amounts
[$10.65 to $10.75] if called on the first Observation Date, [$11.30 to $11.50] if called on the second Observation Date, [$11.95 to $12.25] if called on the third Observation Date, and [$12.60 to $13.00] if called on the fourth Observation Date, each of which will be determined on the pricing date

Payout Profile at Maturity
•  If the Market Measure is flat or increases up to the Step Up Value, a return equal to the Step Up Payment
•  If the Market Measure increases above the Step Up Value, a return equal to the percentage increase in the Market Measure
•  1-to-1 downside exposure to decreases in the Market Measure  beyond a 15% decline, with up to 85% of your principal at risk

Step Up Value	135% of the starting value
Step Up Payment	$3.50 per unit, a 35% return over the principal amount
Threshold Value	85% of the starting value
Investment Considerations
This investment is designed for investors who anticipate that the Market Measure will increase over the term of the notes, are willing to take downside risk below a threshold and forgo interim interest payments, and are willing to have their notes called prior to maturity.

Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/1159508/000095010315001601/dp53912_fwp-sun45.htm
Exchange Listing	No

Risk Factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
•	If your notes are not called prior to maturity, your investment may result in a loss; there is no guaranteed return of principal.
•
Payments on the notes, including any repayment of principal, are subject to the credit risk of Deutsche Bank and any resolution measure imposed by its competent resolution authority, and actual or perceived changes in its creditworthiness are expected to affect the value of the notes. If Deutsche Bank becomes insolvent, is unable to pay its obligations, or any resolution measure becomes applicable to it, you may lose your entire investment.

•	The initial estimated value of the notes on the pricing date will be less than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
•	If called, your return on the notes is limited to the return represented by the applicable call premium.
•
You will have no rights of a holder of the securities represented by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

Deutsche Bank AG has filed a registration statement (including a prospectus, a prospectus supplement and a product supplement) with the Securities and Exchange Commission for the offering to which this document relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free 1-800-294-1322.

Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-184193 Date February 27, 2015